UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 10-SB
     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                              GLOBALNETCARE, INC.
-----------------------------------------------------------------------------
              (Name of Small Business Issuer in its charter)

           Florida                                   (Pending)
-------------------------------          ------------------------------------
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)

    Suite 950 - 2000 McGill College                       H3A 3H3
      Montreal, Quebec, Canada
--------------------------------------            ---------------------------
(Address of principal executive offices)                 (Zip Code)

Issuer's telephone number, (877) 288 - 4909

Securities to be registered under Section 12(b) of the Act:

Title of each class                           Name of each exchange on which
to be so registered                           each class is to be registered

      None                                               N/A
--------------------------------        -------------------------------------

Securities to be registered under Section 12(g) of the Act:

                     Common Stock, Par Value $0.001
-----------------------------------------------------------------------------
                           (Title of class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS
         -----------------------

1.1     Introduction
        ------------

GlobalNetCare, Inc. (hereinafter referred to as the "Company" or "GlobalNetCare") operates "GlobalNetCare.com", a health care oriented internet website that provides interactive medical information to both healthcare professionals and individuals. The Company's corporate offices are located at GlobalNetCare, Inc., Suite 950 - 2000 McGill College, Montreal, Quebec H3A 3H3. The telephone number is (877) 288-4909 and the facsimile number is (514) 288-6309.

The Company's consolidated financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars. Herein, all references to "CDN$" refer to Canadian Dollars and all references to common shares refer to common shares in the capital stock of the Company.

1.2     Business Development of Issuer During Last Three Years
        ------------------------------------------------------

GlobalNetCare, Inc. was incorporated under the laws of the State of Florida on October 30, 1980 under the name "C.N.W. Corp." but was inactive and the Company was not kept in good standing with the Florida Department of State. The Company was reinstated as active by the Florida Department of State on July 21, 1998. On July 21, 1998, the name of the Company was changed to "C.N.W. of Orlando, Inc." and then on January 14, 1999, the name of the Company was changed to "GlobalNetCare, Inc."

On July 21, 1998, the Company filed restated Articles of Incorporation which increased its authorized capital from 1,000 common shares to 50,000,000 common shares, changed the par value of its common shares from $1.00 to $0.001 and also forward split its common shares 1,000 to 1. After the stock split, the Company's issued and outstanding common shares increased from 1,000 to 1,000,000.

The Company has one wholly owned subsidiary, 3423336 Canada Ltd. ("3423336"), a corporation formed under the federal laws of Canada on February 3, 1998 and registered as an extra-provincial company in Quebec on November 23, 1998.
The directors and officers of 3423336 are George M. Tsoukas (Director and President), Nick Pedafronimos (Director and Secretary) and Patrick Power (Director), all of whom are also directors of the Company.

1.3     Business of the Company
        -----------------------

The Company offers a rich and dynamic array of health and medical information via its proprietary Virtual Medical Community and information website - GlobalNetCare.com. The website provides state-of-the-art medical services to Internet users and offers medical, surgical and pharmacy support at the click of a button. The "Virtual Medical Community" consists of several intelligent, interactive "Virtual Medical Centers" that provide health care professionals and people seeking information with an easy-to-use, interactive learning experience that addresses their subject of concern and creates individual virtual medical records. The Company's computer system follows and advises each user on a one to one confidential basis.

1.4     Virtual Medical Centers
        -----------------------

The Virtual Medical Centers are a unique "intelligent" interactive system designed to provide healthcare professionals, individuals with chronic illnesses and other internet users with an easy-to-use, interactive learning experience that addresses their specific subject of concern. The system uses easy to comprehend questions and answers similar to a real patient and doctor interview. It gathers information on the health status of the patient, which in turn becomes individualized advice for that specific person. The "intelligence" aspect of a Virtual Medical Center arises from the fact that the software program allows the user to learn important information and responds to the user's queries based upon what it has learned. The more "choices" a user makes within a Virtual Medical Center, the more the system learns. Then the system responds to subsequent queries based upon this accumulated knowledge.

Each Virtual Medical Center provides the most up-to-date medical research and health information. The Virtual Medical Centers are staffed by a group of experts who maintain the currency of the information of each centre on a continuing basis as new research and medical information become available. Fully deployed, GlobalNetCare.com is composed of multiple Virtual Medical Centers to deal with specific health issues on a continual basis. Currently, there are three operational Virtual Medical Centers: hypertension, breast disease and osteoporosis. The Company anticipates that by September 1999, the following Virtual Medical Centers will be operational: AIDS, cardiovascular diseases, obesity and diabetes. Other Virtual Medical Clinics under development include: diet and nutrition, smoking cessation, dental care, cancer, pregnancy, childhood asthma, sexual dysfunction, and segmented clinics for womens', mens', childrens' and seniors' health.

Each Virtual Medical Center will employ a team of six medical experts overseeing its content. A highly regarded medical specialist will head the team. The team leader along with up to five other medical doctors will be responsible for keeping the subject matter within their Virtual Medical Center current and readily available to users. Most of the team leaders are intended to be world-renowned researchers involved in original research.

The "Pythian System", at the heart of each of the Virtual Medical Centers, is the Company's proprietary "expert software system" which navigates users through the medical subject matter with pertinent questions in order to arrive at the appropriate risk analysis and treatment suggestions for each individual user. By using the Pythian System, each patient will have an individualized approach to his or her illness. This proprietary system will "intelligently" control interaction between the user and the Virtual Medical Centers in which the computer alone will be able to obtain personal information from the user and store it in the form of a secure confidential electronic medical record. With permission of the user, physicians, hospitals, clinics, insurance companies and others can download this record as a virtual electronic medical record for use. In addition to normal uses, it is anticipated that this type of service will be invaluable to travellers and persons employed outside their home city or country who otherwise have difficulty accessing necessary information pertaining to their own health.

The "intelligent aspect" of the Pythian System is the inference engine, a software program that given a case description (ie. answers to questions posed), uses the information in the knowledge base to generate new information about the case. In the case of the Virtual Medical Centers, the generated information becomes the virtual file and includes the treatment suggestions and diagnosis.

One of the most valuable aspects of the Pythian System is the follow-up service. Here, the user obtains valuable information on how to deal with his/her disease on a day to day basis. The user will also be guided on ways to improve his/her health in other areas such as nutrition, psychology and exercise. The aim is to become the patient's electronic medical advisor.
All information on the site and in the Virtual Medical Center is free-to-view and use for anyone who wishes to develop a personal healthcare file, use the site as a professional resource, or as an ongoing treatment or maintenance tool.

1.5     Doctor and Senior Doctor Consultations
        --------------------------------------

Commencing in fall 1999, users of GlobalNetCare.com will have the option of having a live, on-line consultation with a medical doctor at no charge or with a medical specialist for a fee. The Company will begin with six in-house doctors. Over the following year, the Company anticipates that the number of on-line doctors will increase up to twenty. By the end of 2000, the Company expects a full compliment of thirty-five doctors as part of the GlobalNetCare system and will continue at that level until the end of 2003. If a medical specialist is needed, then the user will have to be a member of GlobalNetCare.com and will initially pay $150 for up to thirty minutes of consultation with such medical specialists. The doctors will not prescribe medicines or drugs over the Internet.

1.6     Virtual Surgical Centre
        -----------------------

A Virtual Surgical Center is under development and in the future will provide surgeons around the world with a "dedicated GlobalNetCare server" enabling them to perform or direct a technologically secure, on-line surgical procedure (the server is the "on-line link" between the doctor "directing" the procedure in one location and a robot "performing" the procedure in another location). Certain U.S. robotics manufacturers developed the technology and individual doctors can purchase rights to these procedures. GlobalNetCare will provide the connection through the Internet between the surgeon and the patient. The Company anticipates that service will generate worldwide publicity for global brand awareness, as well as market differentiation from other on-line medical websites.

1.7     Doctor Directory
        ----------------

The Doctor Directory is a worldwide directory of doctors including general practitioners and specialists. By the first quarter of 2000, users will be able to review doctors' credentials and have the option to contact the doctors via e-mail, telephone or link to a doctor's website. Each doctor will pay a small monthly fee to be listed in the Doctor Directory and will receive a webpage, link or lead service and other membership services on a month by month basis. This aspect of GlobalNetCare's business is currently at the concept stage.

1.8     GlobalNetCare Pharmacy
        ----------------------

The GlobalNetCare Pharmacy will operate through strategic alliances with existing on-line pharmacies. The GlobalNetCare Pharmacy will provide users access to thousands of over-the-counter health and personal care products from the comfort of their home - anywhere in North America - and eventually, the world. The Company will not, however, fill any orders for prescription drugs. Other items that will be offered are CD-ROMS and books. The Company will offer product descriptions beginning in September 1999, with e-commerce and transactions capability slated for completion by January 2000. The Company anticipates that it will also generate revenue within the Pharmacy by selling banner advertising and through product sponsorship agreements.

1.9     Product Pages
        -------------

The user will also be directed to information provided by pharmaceutical companies that describe their products. These "product pages" will be paid advertising by medical related product manufacturers and will be a major source of the Company's revenue. Pharmaceutical companies in particular will be able, through this medium, to target audiences specifically interested in a particular solution to a specific medical condition.

1.10     Competition
         -----------

The Company believes that, at present, there is no direct comparable competition. There are various other websites that provide health-related information and online pharmacies on the Internet. These include:
Cyberdocs.com, Mediconsult.com, DrKoop.com, raytel.com, yourhealth.com, Betterhealth.com, stayhealthy.com, Healthdesk.com, Healthtouch.com, Imaginis.com, AHD.com, Managedcareregister.com, Drugstore.com,
MotherNature.com, PlanetRx.com, Soma.com and Smed.com.

Many of these websites offer health related information but none offer the complete range of services that are offered by the Company. There is currently no other interactively or personalized care offered. GlobalNetCare is unique in that it provides a fully interactive medical response program - GlobalNetCare's proprietary Pythian system. By interacting with this system an electronic medical record is created that can be constantly updated and maintained throughout a user's visits. This consistency means GlobalNetCare can give superior service and constantly address each specific user's questions as they proceed through the interactive system.

What sets GlobalNetCare apart from any competition is the ability to match a user's needs with the Pythian System response, to build a medical record, and then to direct the user to the GlobalNetCare Pharmacy. GlobalNetCare also believes that its website contains superior information because of the years of research, and because of the quality of the medical professionals involved. The Company also has free on-line consultations with medical doctors.

Transactional health portals are sites where you can purchase health and beauty products, over-the-counter drugs, vitamins and drugs. Thus far, no one has pharmacists or doctors to answer user's questions but plans are in the works for such a service. There is no "in-store assistance" with current existing on-line services. GlobalNetCare will make recommendations based on a personalized care approach for the products that each user should obtain for their specific health concerns. This complementary approach to healthcare and pharmacy is new on the Internet.

1.11     Current or Proposed Government Regulation
         -----------------------------------------

The Company is aware that U.S. Congress is currently considering proposed legislation that would establish a new federal standard for protection and use of health information. In addition, there are laws of other countries which govern the use of and disclosure of health information. The Company is constantly monitoring changes in laws that may affect their operations but any new laws or changes in current laws may necessitate costly adaptations to the Company's systems and may necessitate a change in the way the Company's business operates.

1.12     Research and Development
         ------------------------

The Company estimates that it has spent $600,000 to date on the research and development of its website. This includes development of its proprietary "expert software system - the Pythian System".

The GlobalNetCare Internet Medical Expert System (the "IMES") is the intelligent component of the Company's health centers on its Internet site. The primary function of the Company's IMES is to create a user's virtual medical file, and its ultimate objective is to use the user's virtual medical file, process the information in the inference engine and provide a medical diagnosis and a risk assessment of the user in question.

The IMES is based on an inference engine that uses information in its database or supplied by the user to generate new information. The IMES arrives at a "diagnosis" as imputed by GlobalNetCare's medical teams, based on the user's responses to questions posed. In addition, treatment suggestions are provided on the same basis. The medical teams will need to frequently update the responses to be provided by the IMES.

1.13     Intellectual Property
         ---------------------

The Company has applied for trademark protection in Canada and the United States for "GlobalNetCare".

The Company has secured the registration of the domain name
"Globalnetcare.com" with Network Solutions, Inc. (Internet).

1.14     Employees
         ---------

As of July 30, 1999, the Company had approximately 23 full-time employees, and 30 consultants. The employees include five in administration, ten computer programmers and graphic artists and eight medical writers. The consultants include 21 physicians, two medical writers, four finance consultants and an exercise physiologist.

1.15     Reports to Security Holders
         ---------------------------

Under Florida law, the Company is not required to deliver an annual report to its shareholders but does intend to voluntarily send an annual report including its audited financial statements.

1.16     Securities and Exchange Commission's Public Reference
         -----------------------------------------------------

Any member of the public may read and copy any materials filed by the Company with the Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.
Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

1.17     Risk Factors
         ------------

Much of the information included in this Registration Statement includes or is based upon estimates, projections or other "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to the "safe harbor" created by those sections. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. The Company cautions the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". Readers should carefully consider the following factors in evaluating the Company, its business and any investment in the Company.

1.18     Limited Operating History
         -------------------------

The Company initiated its operations in January, 1999. As a result, it only has a limited operating history on which one can base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets like the one faced by the Company. The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a material adverse effect on its financial condition.

1.19     History of Losses
         -----------------

The Company has not achieved profitability and expects to continue to incur net losses for the foreseeable future and may never become profitable. The Company has incurred net losses of approximately $60,925 during the period from the Company's reinstatement on July 21, 1998 through December 31, 1998.

The Company's ability to generate significant revenues is uncertain. As its business evolves, the Company expects to introduce a number of new products and services. With respect to both current and future product and service offerings, the Company expects to significantly increase its marketing and operating expenses in an effort to increase its customer base, enhance its brand image and support its infrastructure. In order for the Company to make a profit, its revenues will need to increase significantly to cover these and other future costs. Even if it becomes profitable, the Company may not sustain or increase its profits on a quarterly or annual basis in the future.

1.20     Need for Additional Financing
         -----------------------------

The Company's ability to continue in business depends upon its continued ability to obtain financing. There can be no assurance that any such financing would be available upon terms and conditions acceptable to the Company, if at all. The inability to obtain additional financing in a sufficient amount when needed and upon acceptable terms and conditions could have a material adverse effect upon the Company. Although the Company believes that it can raise financing sufficient to meet its immediate needs, it will require funds to finance its development and marketing activities in the future. There can be no assurance that such funds will be available or available on terms satisfactory to the Company. If additional funds are raised by issuing equity securities, further dilution to existing or future stockholders is likely to result. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate its promotional and marketing campaign or its development programs. Inadequate funding also could impair the Company's ability to compete in the marketplace and could result in its dissolution.

1.21     Marketing
         ---------

The Company will be required to develop a marketing and sales campaign that will effectively demonstrate the advantages of its website, services and products. The Company's marketing and selling experience of its website to date is very limited. The Company may also elect to enter into agreements or relationships with third parties regarding the promotion or marketing of its website, products and services. There can be no assurance that the Company will be able to establish adequate sales and marketing capabilities, that it will be able to enter into marketing agreements or relationships with third parties on financially acceptable terms or that any third parties with whom it enters into such arrangements will be successful in marketing and promoting the Company's website, products and services.

1.22     Acceptance of the Company and GlobalNetCare.com
         -----------------------------------------------

The Company's success is dependent upon achieving significant market acceptance of its website, products and services by physicians, healthcare professionals and internet consumers. It cannot guarantee that medical professionals or internet consumers will accept GlobalNetCare.com, or even the Internet, as a replacement for traditional sources of healthcare information. Market acceptance of GlobalNetCare.com depends upon continued growth in the use of the Internet generally and, in particular, as a source of healthcare information services for medical professionals and consumers. The Internet may not prove to be a viable channel for these services. Failure to achieve and maintain market acceptance of GlobalNetCare.com would seriously harm the Company's business.

Acceptance of GlobalNetCare.com depends on the success of its advertising, promotional and marketing efforts and the ability to continue to provide high-quality information to its users of its website. To date, the Company has not spent a considerable amount on marketing and promotional efforts. To increase awareness of its website, the Company expects to spend a significant amount on promotion, marketing and advertising in the future. If these expenses fail to develop an awareness of GlobalNetCare.com, these expenses may never be recovered and the Company may never be able to generate future revenues. In addition, even if awareness of GlobalNetCare increases, the Company may not be able to increase or maintain the number of members of GlobalNetCare.com.

1.23     Generating Revenues from Advertising and Alliances
         --------------------------------------------------

The Company's future success depends on an increase in the use of the Internet as an advertising medium. The Company plans to derive a substantial amount of its revenues from the sale of advertisements and sponsorships on its website. Advertising on the Internet is new and rapidly evolving and cannot yet be compared with the traditional advertising market to gauge its effectiveness. As a result, there is significant uncertainty about the demand and market acceptance for Internet advertising. The Company cannot predict how its potential advertising customers and sponsors will ultimately react to Internet advertising and sponsorship as compared to traditional advertising media and sponsorship opportunities. This makes it difficult to project the Company's future advertising and sponsorship rates and revenues.

In addition, widespread adoption or increased use by Internet users of "filter" software programs that allow them to limit or remove advertising from their desktops or the adoption of this type of software by Internet access providers could have a material adverse effect on the viability of advertising on the Internet and on the Company's ability to generate revenues. If the market for Internet advertising and sponsorships fails to develop or develops more slowly than expected, the Company may not be able to generate the revenues required to continue its operations or to become profitable.

1.24     Reliance upon Technology and Computer Systems
         ---------------------------------------------

The markets in which the Company compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new websites, services and products and changing consumer demands. The Company's future success will depend on its ability to adapt to these changes and to continuously improve the performance, features and reliability of its service in response to competitive services and products and the evolving demands of the marketplace, which it may not be able to do. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require the Company to incur substantial expenditures to modify or adapt its services or infrastructure, which might impact its ability to become or remain profitable.

The Company's website utilizes sophisticated and specialized network and computer technology. The Company anticipates that it will be necessary to continue to invest in and develop new and enhanced technology on a timely basis to maintain its competitiveness. Significant capital expenditures may be required to keep its technology up to date. Investments in technology and future investments in upgrades and enhancements to software for such technology may not necessarily maintain the Company's competitiveness. The Company's business is highly dependent upon its computer and software systems, and the temporary or permanent loss of such equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect upon the Company.

1.25     Competition
         -----------

Many of the Company's competitors are substantially larger than the Company and have significantly greater financial resources and marketing capabilities than the Company, together with better name recognition. It is also possible that new competitors may emerge and acquire significant market share. Competitors with superior resources and capabilities may be able to utilize such advantages to market their website, products and services better, faster and/or cheaper than the Company. Increased competition is likely to result in reduced gross margins and loss of market share, either of which could have a material adverse effect upon the Company's business, results of operations and financial condition. In addition, there can be no assurance that the Company will be able to compete successfully against its present or future competitors.

The Company's ability to compete successfully will require it to develop and maintain a technologically advanced website and to provide superior products and services, attract and retain highly qualified personnel and obtain a significant customer base. There can be no assurance that the Company will be able to achieve these objectives. Failure to do so would have a material adverse effect on its business, operating results and financial condition. Furthermore, the Company's website and products and services will compete directly with other existing and subsequently developed products using competing technologies. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies, websites, services and products that are more effective and commercially desirable than those developed or marketed by the Company or that would render the Company's website, products and services non-competitive. Failure of the Company's website, products and services to compete successfully with websites, products and services using competing technologies will have a material adverse effect on the Company's business, operating results and financial condition.

The market for Internet content, products, services and advertising is new, rapidly evolving and intensely competitive. The Company currently competes, or potentially competes, with many providers of website content, information services and products, as well as traditional media and promotional efforts, for audience attention and advertising and sponsorship expenditures. It expects competition to intensify in the future. Barriers to entry are not significant, and current and new competitors may be able to launch new websites at a relatively low cost. Competition for members, users and advertisers, as well as competition in the electronic commerce market, is intense and is expected to increase significantly.

1.26     Limited Protection for Intellectual Property
         --------------------------------------------

While the Company is investigating the possibilities of patent, copyright and trademark registration and protection for its intellectual property, no such protection has yet been applied for (except for a trademark registration of the name "GlobalNetCare") or granted. There is no assurance that such registration or protection will be available, and therefore the Company may have little or no protection for its intellectual property assets, comprising the main business assets of the Company.

1.27     Uncertain Ability to Manage Growth
         ----------------------------------

The Company's ability to achieve its planned growth is dependent upon a number of factors including, but not limited to, its ability to hire, train and assimilate management and other employees, the adequacy of the Company's financial resources, the Company's ability to identify and efficiently provide and perform such new products and services as the Company's customers may require in the future and its ability to adapt its systems to accommodate its expanded operations. In addition, there can be no assurance that the Company will be able to achieve its planned expansion or that it will be able to manage successfully such expanded operations. Failure to manage anticipated growth effectively and efficiently could have a material adverse effect on the Company.

1.28     Dependence Upon Key Personnel
         -----------------------------

The loss of the services of any of the Company's management and other key employees, for any reason, may have a materially adverse effect on the prospects of the Company. Although the Company believes that the loss of any of its management or other key employees will not have a material adverse impact upon the Company, there can be no assurance in this regard, nor any assurance that the Company will be able to find suitable replacements. Furthermore, the Company does not maintain "key man" life insurance on the lives of any of its management or other key employees of the Company. To the extent that the services of any key employee of the Company become unavailable, the Company will be required to retain other qualified persons; however, there can be no assurance that it will be able to employ qualified persons upon acceptable terms.

1.29     Original Content from Medical Experts
         -------------------------------------

GlobalNetCare.com includes all original content created for the Company by expert medical professionals. The Company's success depends significantly on its ability to maintain its existing relationships with these content providers, to build new relationships with other content providers and to continue to obtain original content from medical experts. The Company's relationships with expert medical professionals who provide it with a majority of its original proprietary content are generally short-term and project-based. The Company cannot assure that it will be able to maintain such relationships and obtain such information.

1.30     Government Regulation
         ---------------------

U.S. Congress currently is considering proposed legislation that would establish a new federal standard for protection and use of health information. In addition, the laws of other countries also govern the use of and disclosure of health information. The Company cannot assure that its systems for safeguarding patient health information from unauthorized disclosure or use will preclude successful claims against it for violation of applicable law. The Company also cannot assure that other third-party sites that consumers access through GlobalNetCare.com will maintain systems to safeguard this health information. In addition, future laws or changes in current laws may necessitate costly adaptations to the Company's systems. If the Company fails to comply with current or future laws, it could have a material adverse effect upon the Company's operations.

1.31     Medical Malpractice Risks
         -------------------------

The information provided by the Company is intended to be in addition to, and not in substitution for, medical advice from a user's own physician.
However, medical advice will be dispensed over the Internet both directly by doctors and indirectly by the Company's Pythian System. The Company is attempting to obtain insurance which would cover risks associated with negligence or faulty medical advice, but such insurance may not be available or may not be sufficient to cover all potential risks. Damage awards in medical malpractice suits can be very high, potentially creating a financial burden that the Company could not withstand if such a suit were successful and not fully covered by insurance.

1.32     Year 2000
         ---------

The year 2000 poses potential problems to computer programs that have been written using two digits rather than four to define the applicable year. Computer programs of the Company, its suppliers or customers that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company considers that it has taken sufficient precautions as to such year 2000 risks.

ITEM 2.     PLAN OF OPERATION
            -----------------

Health research on the Internet (e-Health) is expected to attract substantial users for such information. GlobalNetCare intends to use its unique Medical Expert System in order to become an important player in e-Health commerce.

The IMES is a unique interactive system designed to serve both healthcare and individuals. The system uses easy to comprehend questions and answers similar to a real patient and doctor interview. It gathers information on the health status of the patient, which in turn allows for individualized advice for that specific person. Fully deployed, the service is composed of multiple "virtual medical centers" to deal with specific health issues on a continual basis. There are currently three operational virtual medical centers:
Hypertension, Breast Disease, and Osteoporosis. New centers will follow at regular intervals, as little as every few weeks. The purpose of the expert software system is to navigate users through medical topics with pertinent questions in order to create a virtual medical file for each user/member. The Company expects to have seven Virtual Medical Centers operational by the Fall of 1999.

The Company has a solid foundation of doctors who for operational purposes fall into the following categories:

      (a)    Doctor Manager

      Each of the Company's Virtual Medical Centers is managed by a well -known and in some cases internationally acclaimed physician or surgeon who is responsible for the medical aspect of the creation and maintenance of each such center.

      (b)    Doctor Consultant

      Each of the Company's Virtual Medical Centers has up to 6 specialists who are on call to respond to requests for doctor consultations made by users of its website. The Company intends to enter into a revenue sharing program with the consultant doctors for all fee-based doctor consultations. The doctors will receive 70% of the net consultation revenue received from users of the Company's website.

      (c)    Online Doctors

      The Company has ten physicians, most generalists, who are to go online in fall 1999. Physicians will answer short questions online. These physicians will refer users to specialists where appropriate.

      (d)    Doctors on the Directory

      The Company is currently accepting applications for doctors to have their name listed in the Company's Doctor Directory. Each doctor will pay a fee (currently set at $100.00) to be listed in the Doctor Directory and will receive a webpage, link or lead service and other membership services on a month by month basis. The Company anticipates that this service will be available to users by the first quarter of 2000.

The GlobalNetCare Pharmacy (med-store) will operate through strategic alliances with existing on-line pharmacies. The Company anticipates that it will offer product descriptions beginning in September 1999, with e-commerce and transactions capability scheduled for completion in January, 2000. The Company is also in the process of forming certain alliances with pharmaceutical, medical and technical supply companies and anticipates that it will also generate revenue within the Pharmacy by selling banner advertising, through product sponsorship agreements, and by taking commission on pharmacy products sold on-line through the Company's website. In this regard, the Company's website will offer a portal to other on-line pharmaceutical providers, who will handle all administration and shipping. The Company currently has entered into an Associate Agreement with Amazon.com, Inc., whereby it will receive five (5%) percent of all sales channelled through GlobalNetCare's website.

The Virtual Surgical Center is under development and the Company anticipates that this service will be operational by the first quarter of 2000. This entails establishing a secure internet link between surgical machines located at distances. One machine will be operated by a surgeon and the other machine will be carrying out the surgeon's movements on the patient.

Although GlobalNetCare.com was operational in July 1999, the official launch of the website is scheduled for September 1999. The Company intends to hire eight sales and marketing managers that will be responsible for various advertising, marketing and promotion of the Company and its website. The Company has budgeted expenditures of $650,000 on Internet advertising and $1,400,000 on print advertising for the period September 1, 1999 to August 31, 2000. The print advertising will include advertisements in a variety of major publications to announce the official launch of the website. Other promotional activities include attendances at various health and medical tradeshows and conferences.

The Company's cash requirements for the 12 months ending August 31, 2000 are estimated at $6,180,000. The Company anticipates that it will be able to meet these cash requirements by raising additional equity funds through private placements, and attain its revenue target of $1,300,000 before operating costs in the year ending August 31, 2000. The cash requirements of $6,180,000 are based on the Company's estimates for operational costs in the 12 months ended August 31, 2000.

The Company expects to spend approximately $700,000 between September 1, 1999 and August 31, 2000 for hardware, software and facilities.

The Company intends to hire the following executive employees over the next twelve months: one CFO, one Vice-President Sales & Marketing, one Executive Assistant, one Network Engineer, and one Systems Analyst.

ITEM 3.   DESCRIPTION OF PROPERTY
          -----------------------

The Company's principal executive and administrative offices are located at Suite 950 - 2000 McGill College, Montreal, Quebec H3A 3H3. The Company leases this 5,948 square foot facility for term ending June 14, 2002 at a rental of approximately CDN$3,965 (approximately $2,640) per month plus a pro-rated proportion of various operating expenses, utilities, real estate, business and water taxes. This facility consists of the Company's office and administration area and houses all of the Company's operations.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          --------------------------------------------------------------

4.1     Beneficial Ownership
        --------------------

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of:(1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

Each person has sole voting and investment power with respect to the common shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the common shares, except as otherwise indicated.

As of July 30, 1999, the Company had a total of 13,297,471 common shares ($0.001 par value per common share) issued and outstanding. On July 21, 1998, the Company filed restated Articles of Incorporation which increased its authorized capital from 1,000 common shares to 50,000,000 common shares, changed the par value of its common shares from $1.00 to $0.001 and also effected a forward split its common stock 1,000 to 1.

As of July 30, 1999, no person known to the Company was the beneficial owner of more than five percent (5%) of the outstanding common shares of the Company except the following:

Name and Address of Beneficial  Amount and Nature of
          Owner                 Beneficial Ownership  Percentage of Class(1)
------------------------------  --------------------  ----------------------
Galton Finance Limited                  900,000                   6.8%
8 Chemin Surville, 1213 Petit-
Lawcy, Geneva, Switzerland

Garwood Overseas Limited              1,000,000                   7.5%
P.O. Box 2588, 843 Finchley Road
London, England  NW11 8NQ

Norset Holdings Limited               1,000,000                   7.5%
Suite 24, Watergardens Block 6
P.O. Box 629, Gibraltar

Pierce Consultants Company Limited      900,000                   6.8%
6 Place Chevelu, 1201 Geneva,
Switzerland

Cede & Co.                            2,081,787                  15.6%
P.O. Box 222
Bowling Street Station
New York, New York  10274

(1)  Based on 13,297,471 shares outstanding as of July 30, 1999.

The following table lists, as of July 30, 1999, the number of common shares beneficially owned, and the percentage of the Company's common shares so owned, by each director and by all directors and executive officers as a group.

                          Amount and Nature of
Name of Beneficial Owner  Beneficial Ownership  Percentage of Class(1)
------------------------  --------------------  ----------------------
Nick Pedafronimos             1,076,000                 8.1%
Chris Kokkalis                  264,000(2)              1.9%
Patrick Power                   173,000                 1.3%
David Mulder                     Nil(3)                  Nil
George Tsoukas                5,000,000                37.6%
Directors and Officers
 as a group                   6,522,000                49.0%

(1) Based on 13,297,471 shares outstanding as of July 30, 1999 and, as to a specific person, shares issuable pursuant to the conversion or exercise, as the case may be, of currently exercisable or convertible debentures, share purchase warrants and stock options.

(2) On March 24, 1999, Chris Kokkalis was granted the option to acquire up to 200,000 shares in the capital of the Company at a price of $3.00 per share. The options vest over time with 40,000 options vesting immediately and 40,000 options vesting on each of March 24, 2000, 2001, 2002 and 2003. No other options have been granted to directors to date.

(3) In a letter agreement between the Company and David Mulder dated July 8, 1999, the Company agreed to issue to David Mulder 500,000 shares upon the parties executing a formal agreement and 200,000 shares on July 8, 2000.

4.2     Changes in Control
        ------------------

The Company is unaware of any contract or other arrangement, the operation of which may at a subsequent date result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
          ------------------------------------------------------------

The following table and text sets forth the names and ages of all directors, executive officers and significant employees of the Company as of July 30, 1999. All of the directors serve until the next Annual General Meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Subject to any applicable employment agreement, executive officers serve at the discretion of the Board of Directors, and are appointed to serve until the first Board of Directors meeting following the annual meeting of shareholders. Also provided is a brief description of the business experience of each director, executive officer and significant employee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

5.1     Directors, executive officers and other significant employees:
        --------------------------------------------------------------

                                                                 Date First
                      Position Held with the                     Elected or
    Name                     Company                 Age          Appointed
-----------------     ----------------------       ------        -----------
Nick Pedafronimos     Director, Treasurer and        43          November 4,
                      Chief Financial Officer                       1998

Chris Kokkalis        Director                       36          November 10,
                                                                    1998

Patrick Power         Director, President and        37          July 8, 1999
                      Secretary

David Mulder          Director                       61          July 8, 1999

George Tsoukas        Director, Chairman and CEO     57          November 4,
                                                                    1998

The backgrounds and experience of the Company's directors, executive officers and other significant employees are as follows:

Patrick Power

Mr. Power has extensive experience in the operation and management of public companies and since November of 1995, has acted as the President and a director for Everest Mines and Minerals. In the past, Mr. Power has obtained considerable experience in marketing and business development by serving as director for numerous public companies including Goldtex Resources (December 1996 to July 1998), Montello Resources Ltd. (November 1993 to present), Sentinel Resources Ltd. (August 1993 to January 1995), Golden Rainbow Resources Inc. (September 1993 to December 1993) and Calco Resources Ltd. (January 1992 to October 1994). Mr. Power is responsible for the Company's general administration.

Nick Pedafronimos

In the past, Mr. Pedafronimos has acted as an advisor to management and has been responsible for corporate finance as a director for a number of small publicly trading companies. Since April, 1998, he has been a director of Cantex Mine Development Corp. Mr. Pedafronimos was the founder and a director of Canadian Mountain Minerals (August 1995 to April 1998) and he was the founder and director of Goldtex Resources (June 1995 to April 1998).
Mr. Pedafronimos is responsible for the Company's equity financing.

Chris Kokkalis, Ph.D.

Dr. Kokkalis has received his Ph.D. in Computer Science from the Illinois Institute of Technology ("IIT") in 1992. Dr. Kokkalis has extensive international work experience in the field of telecommunications. He has also been involved in other projects such as the design of an Artificial Intelligence expert system shell and the design of a Computerized Aid Instruction tutoring system for the disabled. He has taught advanced graduate and undergraduate courses in computer science at IIT, Northeastern Illinois University and Merimark College. Dr. Kokkalis has presented his expertise in many seminars, internationally. He is a member of the American Computing Machinery Association, International Electrical Electronics Engineering Association, and the European Electronic Messaging Association. Since November 1997, Dr. Kokkalis has served as a director of research and development for a private company. Mr. Kokkalis is responsible for the Company's website development.

George Tsoukas, MD, FRCP(C)

Dr. Tsoukas holds a Bachelor of Science (Honours Biochemistry) from McGill University, Montreal, Quebec, and a Medical Degree from McGill Medical School, Montreal, Quebec. He is a certified specialist in internal medicine and endocrinology as certified by the Royal College of Physicians and Surgeons (Canada), Professional Corporation of Physicians (Quebec) and the American Board of Internal Medicine. He has 25 years of experience in health sciences including work in computer related medicine. He is an Associate Physician at McGill University Health Center, an Assistant Professor of Medicine at McGill University, a Fellow of the Royal College of Physicians, and a member of the American Heart Association, the American Society for Bone and Mineral Research, Canadian Medical Association and the Quebec Society of Endocrinologists. He is currently conducting clinical research on metabolic bone diseases. For the past ten years, Dr. Tsoukas was involved in the production of medical CD-ROMs, has wide experience in medical education, and produced and directed a popular television program explaining medical conditions to the public. Dr. Tsoukas is responsible for medical content on the Company's website.

David S. Mulder, OC, MD, FRCS(C) FACS

A recipient of the Order of Canada, Dr. Mulder is world-renowned in the fields of Cardiovascular and Thoracic Surgery, Surgical Intensive Care, Trauma and Sports Medicine. Presently, he is the Chief of Thoracic Surgery and a Surgical Consultant to the Division of Cardiovascular and Thoracic Surgery at the Sir Mortimer B. Davis Jewish General Hospital. He is also the Medical Director at the McGill Sports Medicine Centre. From 1993 to 1998, he was the Chairman of McGill University, Department of Surgery and as well, he held the position of Professor of Surgery, Faculty of Medicine at the McGill Cancer Center. Dr. Mulder was Surgeon-in-Chief and Director of the University Surgical Clinics for twenty-one years. He is now a Senior Reviewer for the American College of Surgeons Committee on Trauma and has been instrumental in training new site reviewers since 1990. Dr. Mulder was the first President of the Canadian Association of Thoracic Surgery and today, he is president-elect for the U.S. Central Surgical Association.

There are no arrangements or understandings between any two or more directors or executive officers, pursuant to which he/she was selected to be a director or executive officer, other than the agreement dated July 8, 1999, between the Company and Dr. Mulder, attached as an exhibit hereto.

None of the Company's directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6   EXECUTIVE COMPENSATION
         ----------------------

The Company's chief executive officer did not receive any cash or other compensation during the fiscal years ended December 31, 1998, 1997 and 1996. No other executive officer of the Company received annual salary and bonus in excess of $100,000.

There were no grants of stock options or stock appreciation rights made during the fiscal year ended December 31, 1998 to the Company's executive officers and directors. There were no stock options outstanding as at December 31, 1998. Since December 31, 1998, the Company granted a total of 200,000 options to its executive officers and directors, at an exercise price of $2.00 per share, which options expire March 24, 2004. See "Item 4 - Security Ownership of Certain Beneficial Owners and Management".

To date, the Company has granted 735,000 stock options to employees and consultants, at a price of $2.00 per share expiring March 24, 2004.

The Company has no formal plan for compensating its directors for their service in their capacity as directors although such directors have received from time to time and are expected to receive in the future options to purchase common shares as awarded by the Board of Directors or (as to future options) a Compensation Committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. Other than indicated below, no director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments.

There are no management agreements with any of the Company's directors or executive officers.

The Company has agreed to cause 500,000 common shares in the capital of the Company to be issued to Dr. Mulder pursuant to an agreement dated July 8, 1999. An additional 200,000 shares will also be transferred to Dr. Mulder on July 8, 2000.

Other than as discussed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per executive officer.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers. Other than the management agreements and advisory agreements discussed herein, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers, except that stock options have been and may be granted at the discretion of the Board of Directors or a committee thereof.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          ----------------------------------------------

Other than as disclosed above, there have been no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

ITEM 8.   LEGAL PROCEEDINGS
          -----------------

The Company knows of no material, active or pending legal proceedings against it; nor is the Company involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any director, officer of affiliate of the Company, or any registered or beneficial shareholder is an adverse party or has a material interest adverse to the Company.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
          --------------------------------------------------------

The Company's common shares trade in the United States on the National Association of Securities Dealers Over-the-Counter Bulletin Board (the "OTC Bulletin Board") with the symbol "GBCR" and CUSIP# 37937Q-10-2.

The table set forth below lists the volume of trading and high and low bid prices on the OTC Bulletin Board for the Company's common shares since December 9, 1998(1). The closing price on July 30, 1999 was US$1.500.

     Quarter Ended           Volume           High            Low
     -------------           ------           ----            ---
   June 30, 1999             1,061,600        3.130          1.500
   March 31, 1999              332,900        3.375          2.250
   December 9 to 31, 1998      495,400        3.875          2.000

(1) The Company's common shares commenced trading on December 9, 1998. The quotations above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

The Company's common shares are issued in registered form. Interwest Transfer Co. Inc. (located in Salt Lake City, Utah) is the registrar and transfer agent for the common shares.

On July 30, 1999, the shareholders' list for the Company's common shares showed 20 registered shareholders and 13,297,471 shares outstanding. The Company has researched indirect holdings registered to the various depository institutions and stock brokerage firms, and estimates that there were approximately 335 beneficial shareholders at the above date.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. Although there are no restrictions that limit the ability to pay dividends on the Company's common shares, the intention of the Company is to retain future earnings for use in its operations and the expansion of its business.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES
           ---------------------------------------

In the past three years, the Company has sold the following common shares without registering such common shares under the Securities Act of 1933.

On November 5, 1998, the Company sold a total of 11,750,000 common shares for total cash consideration of $117,500 to the following persons relying on Rule 504 of Regulation D under the Securities Act of 1933, as amended:

     Number of
   Common Shares       Name                                Consideration
   -------------       ----                                -------------
   1,000,000           Tidal Investments SA                 $10,000.00
   1,000,000           Garwood Overseas Limited             $10,000.00
   5,000,000           George Tsoukas                       $50,000.00
     100,000           Harvey Lalach                        $ 1,000.00
     400,000           A. Tom Skarpelos                     $ 4,000.00
     650,000           Creekside Investments Ltd.           $ 6,500.00

     200,000           Pat Power                            $ 2,000.00
     200,000           Nick Pedafronimos                    $ 2,000.00
     300,000           Chris Kokkalis                       $ 3,000.00
     900,000           Galton Finance Limited               $ 9,000.00
   1,000,000           Norset Holding Limited               $10,000.00
     900,000           Pierce Consultants Company Limited   $ 9,000.00
     100,000           Jimmy D. Foussekis                   $ 1,000.00

On December 7, 1998, the Company sold to Vasiliki Kapantais a total of 350,000 common shares for total cash consideration of $210,000 to the following person relying on Rule 504 of Regulation D under the Securities Act of 1933, as amended.

On February 9, 1999, the Company sold to Vasiliki Kapantais a total of 82,087 common shares for total cash consideration of $236,000 to the following person relying on Rule 504 of Regulation D under the Securities Act of 1933, as amended.

On June 25, 1999, the Company sold to Tomlen, a Greek corporation, a total of 115,384 common shares for total cash consideration of $300,000 relying on Rule 504 of Regulation D under the Securities Act of 1933, as amended.

The Company has agreed to pay to Leo Valkanas a finder's fee of 24,908 shares, which is equivalent to 7.5% of the gross proceeds of all private placements.

ITEM 11.   DESCRIPTION OF SECURITIES
           -------------------------

The authorized capital of the Company includes: 50,000,000 shares of common stock with par value of $0.001 of which 13,297,471 were issued and outstanding at July 30, 1999. The Company effected a forward split to 1000 to 1 effective July 21, 1998.

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of the rights attaching to the common shares or provisions are contained in the Florida Business Corporations Act. The Florida Business Corporations Act requires approval by a simple majority of the Company's shareholders in order to effect any of the following changes: increase or decrease the aggregate number of authorized common shares; effect an exchange or reclassification of all or part of the common shares into share of another class; effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into common shares; change the designation, rights, preferences or limitation of all or part of the common shares; change the number of common shares into a different number of shares of the same class; create a new class of shares having rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the common shares; increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior, superior, or substantially equal to the common shares; limit or deny an existing preemptive right to fall or part of the common shares; and cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the common shares.

The Company's articles and by-laws do not contain any provisions that would delay, defer or prevent a change in control of the Company.

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
           -----------------------------------------

The Company's Articles provide that, to the fullest extent permitted by law, no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders. In addition, the Company's Articles authorize the Company to, in its by-laws or in any resolution of its directors or shareholders, undertake to indemnify the officers and directors of the Company against any contingency or peril as may be determined in the best interests of the Company. Further, the Company is authorized by its Articles to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Company or of any corporation of which the Company is a shareholder, against any liability which may be incurred by him/her in that capacity. The Company maintains liability insurance to cover its directors and officers.

12.1     Indemnification under the Florida Business Corporation Act
         ----------------------------------------------------------

Under section 607.0850 of the Florida Business Corporation Act, the Company has the power to indemnify:

(a) any person who was or is a party to any proceeding (other than an action by, or in the right of, the Company), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and

(b) any person, who was or is a party to any proceeding by or in the right of the Company to procure a judgement in its favour by reason of the fact that the person is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgement of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent that a director, officer, employee, or agent of the Company has been successful on the merits or otherwise in defense of any proceeding referred to in (a) or (b) above, or in defense of any claim, issue, or matter therein, the Company is required to indemnify him or her against expenses actually and reasonably incurred by him or her in connection with such proceeding. Any indemnification under (a) or (b) above, unless pursuant to a determination by a court, shall be made by the Company only as authorized by its Board of Directors.

Regardless of under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

   (a) a violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

   (b) a transaction from which the director, officer, employee, or agent derived an improper personal benefit; or

   (c) wilful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favour or in a proceeding by or in the right of a shareholder.

ITEM 13.   FINANCIAL STATEMENTS
           --------------------

The Company's consolidated financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The consolidated financial statements are attached hereto and found immediately following the text of this Registration Statement. The Auditor's Report of Councilor, Buchanan & Mitchell, P.C., Certified Public Accountants, for the audited consolidated financial statements for the fiscal year ended December 31, 1998 is included herein immediately preceding the audited consolidated financial statements. The Auditor's Report of Barry L. Friedman, P.C., Certified Public Accountant, for the audited consolidated financial statements for the fiscal periods ended July 29, 1998, December 31, 1997 and December 31, 1996 is included herein immediately preceding the audited consolidated financial statements.

Audited Consolidated Financial Statements and Financial Statement Schedules by Councilor, Buchanan & Mitchell, P.C.:

     Auditor's Report, dated June 30, 1999.

     Consolidated Balance Sheet at December 31, 1998.

     Consolidated Statements of Operations and Deficit for the Year Ended December 31, 1998.

     Consolidated Statement of Cash Flows for the Year Ended December 31,
     1998.

     Notes to Consolidated Financial Statements.

Audited Consolidated Financial Statements and Financial Statement Schedules by Barry L. Friedman, P.C.:

     Auditor's Report, dated July 30, 1998.

     Consolidated Balance Sheet at July 29, 1998, December 31, 1997 and December 31, 1996.

     Consolidated Statements of Operations and Deficit for the Periods Ended July 29, 1998, December 31, 1997 and December 31, 1996.

     Consolidated Statement of Cash Flows for the Periods Ended July 29, 1998, December 31, 1997 and December 31, 1996.

     Notes to Consolidated Financial Statements.

Unaudited Interim Consolidated Financial Statements and Financial Statement
Schedules:

     Consolidated Balance Sheet at March 31, 1999.

     Consolidated Statements of Loss and Deficit for the Three Months Ended March 31, 1999.

     Consolidated Statements of Changes in Financial Position for the Three Months Ended March 31, 1999.

     Notes to consolidated Financial Statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
           ---------------------------------------------------------------

In June, 1999, the Company engaged Councilor, Buchanan & Mitchell, P.C., Certified Public Accountants, to prepare the audited consolidated financial statements for the fiscal year ended December 31, 1998. The Company did not consult Councilor, Buchanan & Mitchell, P.C. regarding the application of accounting principles to any specific completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements. There were no disagreements with the Company's former auditor, Barry L. Friedman, P.C., regarding any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any other matter.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS
           ---------------------------------

(a)    Financial Statements Filed as Part of the Registration Statement:

Audited Consolidated Financial Statements and Financial Statement Schedules by Councilor, Buchanan & Mitchell, P.C.:

     Auditor's Report, dated June 30, 1999.
     Consolidated Balance Sheet at December 31, 1998.
     Consolidated Statements of Operations and Deficit for the Year Ended December 31, 1998.
     Consolidated Statement of Cash Flows for the Year Ended December 31,
     1998.
     Notes to Consolidated Financial Statements.

Audited Consolidated Financial Statements and Financial Statement Schedules by Barry L. Friedman, P.C.:

     Auditor's Report, dated July 30, 1998.
     Consolidated Balance Sheet at July 29, 1998, December 31, 1997 and December 31, 1996.
     Consolidated Statements of Operations and Deficit for the Periods Ended July 29, 1998, December 31, 1997 and December 31, 1996.
     Consolidated Statement of Cash Flows for the Periods Ended July 29, 1998, December 31, 1997 and December 31, 1996.
     Notes to Consolidated Financial Statements.

Unaudited Interim Consolidated Financial Statements and Financial Statement
Schedules:

     Consolidated Balance Sheet at March 31, 1999.

     Consolidated Statements of Loss and Deficit for the Three Months Ended March 31, 1999.
     Consolidated Statements of Changes in Financial Position for the Three Months Ended March 31, 1999.
     Notes to consolidated Financial Statements.

15.2     Exhibits Required by Item 601 of Regulation S-B
         -----------------------------------------------

Exhibit
Number      Description
------      -----------
(3)         Articles of Incorporation and By-laws:

            3.1    Articles of Amendments effective January 14, 1999

            3.2    Articles of Amendments effective July 21, 1998

            3.3    Articles of Incorporation effective October 30, 1980

            3.4    By-Laws effective October 30, 1980

(10)        Material Contracts

            10.1 Sublease between UBS Bank (Canada) and 3423336 Canada Ltd., dated December 1, 1998

            10.2 Licensing Agreement between GlobalNetCare, Inc. and Gold Standard Multimedia Inc.

            10.3 Internet Site Agreement between GlobalNetCare and Reuters Health Information Inc., dated May 1, 1999

            10.4 Associates Agreement between GlobalNetCare and Amazon.com, dated May 26, 1999

            10.5 Agreement between GlobalNetCare and Dr. David Mulder, dated July 8, 1999

            10.6 Agreement between GlobalNetCare and Eve Lowry, dated July 14, 1999

            10.7 Option Agreement between GlobalNetCare and Patrick E. Nicholls, dated March 24, 1999

            10.8 Option Agreement between GlobalNetCare and Lee Ehler, dated March 24, 1999

            10.9 Option Agreement between GlobalNetCare and Rafaat Saade, dated March 24, 1999

            10.10 Option Agreement between GlobalNetCare and Dyan Sterling, dated March 24, 1999

            10.11 Option Agreement between GlobalNetCare and Alexandra Theodosopoulos, dated March 24, 1999

            10.12 Option Agreement between GlobalNetCare and Chariklia Volakakis, dated March 24, 1999

            10.13 Option Agreement between GlobalNetCare and Jason Szabo, dated March 24, 1999

            10.14 Option Agreement between GlobalNetCare and Brent Wisse, dated March 24, 1999

            10.15 Option Agreement between GlobalNetCare and Kim Arrey, dated March 24, 1999

            10.16 Option Agreement between GlobalNetCare and Stephanie Costello, dated March 24, 1999

            10.17 Option Agreement between GlobalNetCare and Dr. Graham Wong, dated March 24, 1999

            10.18 Option Agreement between GlobalNetCare and Dr. Neil Mahutte, dated March 24, 1999

            10.19 Option Agreement between GlobalNetCare and Dr. Jodi Smith, dated March 24, 1999

            10.20 Option Agreement between GlobalNetCare and Dr. Sophia Ouhilal, dated March 24, 1999

            10.21 Option Agreement between GlobalNetCare and Dr. Raby Benjamin, dated March 24, 1999

            10.22 Option Agreement between GlobalNetCare and Dr. William Gerstein, dated March 24, 1999

            10.23 Option Agreement between GlobalNetCare and Dr. Chris Tsoukas, dated March 24, 1999

            10.24 Option Agreement between GlobalNetCare and Dr. Fotini Sampalis, dated March 24, 1999

            10.25 Option Agreement between GlobalNetCare and Evangelos Androutsos, dated March 24, 1999

            10.26 Option Agreement between GlobalNetCare and Knight Medical Consultants, dated March 24, 1999

            10.27 Option Agreement between GlobalNetCare and Harvey Lalach, dated March 24, 1999

            10.28 Option Agreement between GlobalNetCare and Jimmy Foussekis, dated March 24, 1999

            10.29 Option Agreement between GlobalNetCare and Dominic Vallelonga, dated March 24, 1999

            10.30 Option Agreement between GlobalNetCare and Ricardo Garabatos, dated March 24, 1999

            10.31 Option Agreement between GlobalNetCare and Adam Kau, dated March 24, 1999

            10.32 Option Agreement between GlobalNetCare and Angela Vahaviolos, dated March 24, 1999

            10.33 Option Agreement between GlobalNetCare and Sophia Hatzopoulos, dated March 24, 1999

            10.34 Option Agreement between GlobalNetCare and Joan Lamontagne, dated March 24, 1999

            10.35 Option Agreement between GlobalNetCare and Gordon Sly, dated March 24, 1999

            10.36 Option Agreement between GlobalNetCare and Chong H. Wang, dated March 24, 1999

            10.37 Option Agreement between GlobalNetCare and Yakov Minkin, dated March 24, 1999

            10.38 Option Agreement between GlobalNetCare and Sergey Mironov, dated March 24, 1999

            10.39 Option Agreement between GlobalNetCare and Gang Liu, dated March 24, 1999

            10.40 Option Agreement between GlobalNetCare and Jian Zeng, dated March 24, 1999

            10.41 Option Agreement between GlobalNetCare and Junxiu Zhu, dated March 24, 1999

            10.42 Option Agreement between GlobalNetCare and Minghui Han, dated March 24, 1999

            10.43 Option Agreement between GlobalNetCare and Robert Valois, dated March 24, 1999

            10.44 Option Agreement between GlobalNetCare and Patrice Fournier, dated March 24, 1999

            10.45 Option Agreement between GlobalNetCare and Chris Kokallis, dated March 24, 1999

(21)        Name of Subsidiaries

            21.1 3423336 Canada Ltd. (incorporated under the federal laws of Canada on February 3, 1998)

(27)        Financial Data Schedule

                                SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            GlobalNetCare, Inc.
                                           --------------------------------
                                                   (Registrant)

Date: August 19, 1999                      By: /S/ Patrick Power
     ---------------------------------        -----------------------------
                                                   (Signature)

                                  June 30, 1999


                          Independent Auditors' Report
                          ----------------------------



To  the  Shareholders  of
Global  Net  Care,  Inc.


We have audited the accompanying consolidated balance sheet of Global Net Care, Inc. and Subsidiary (A Development Stage Enterprise) as of December 31, 1998, and the related consolidated statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Net Care, Inc. and Subsidiary as of
December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.





                                       Certified  Public  Accountants

                      GLOBAL NET CARE, INC. AND SUBSIDIARY
                      ------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                           CONSOLIDATED BALANCE SHEET
                           --------------------------
                                DECEMBER 31, 1998
                                -----------------
                                   A S S E T S
                                   -----------

CURRENT ASSETS:
------------------------------------------------
Cash . . . . . . . . . . . . . . . . . . . . . .  $232,877
Sales Taxes Receivable . . . . . . . . . . . . .    11,527
Prepaid Rent . . . . . . . . . . . . . . . . . .    38,436
Deposit on Computer Equipment. . . . . . . . . .    23,971
                                                  ---------
Total Current Assets . . . . . . . . . . . . . .  $306,811
                                                  ---------
PROPERTY AND EQUIPMENT, AT COST LESS
  ACCUMULATED DEPRECIATION . . . . . . . . . . .    61,414
------------------------------------------------  ---------
TOTAL ASSETS . . . . . . . . . . . . . . . . . .  $368,225
                                                  ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------
CURRENT LIABILITIES:
------------------------------------------------
Accounts Payable . . . . . . . . . . . . . . . .    25,353
ADVANCES FROM A DIRECTOR, WITHOUT INTEREST . . .    74,973
------------------------------------------------  ---------
Total Liabilities. . . . . . . . . . . . . . . .  $100,326
                                                  ---------
SHAREHOLDERS' EQUITY:
------------------------------------------------
Capital Stock. . . . . . . . . . . . . . . . . .  $328,500
Accumulated Other Comprehensive Income . . . . .       324
Deficit Accumulated During the Development Stage   (60,925)
                                                  ---------
Total Shareholders' Equity . . . . . . . . . . .  $267,899
                                                  ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY . . .  $368,225
                                                  ---------

See  accompanying  notes  to  consolidated  financial  statements.

                      GLOBAL NET CARE, INC. AND SUBSIDIARY
                      ------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                ------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                                                          1998 (And
                                                         Cumulative
                                                           Amounts
                                                      Since Inception)
                                                      -----------------
Interest Revenue . . . . . . . . . . . . . . . . . .  $            245
                                                      -----------------
OPERATING EXPENSES:
----------------------------------------------------
Commissions and Contracts. . . . . . . . . . . . . .  $         13,682
Rent . . . . . . . . . . . . . . . . . . . . . . . .             6,683
Communications . . . . . . . . . . . . . . . . . . .             2,031
Professional Fees. . . . . . . . . . . . . . . . . .            23,233
Registration Fees. . . . . . . . . . . . . . . . . .             4,409
Administrative . . . . . . . . . . . . . . . . . . .             3,332
Advertising and Promotion. . . . . . . . . . . . . .               502
Office Expenses. . . . . . . . . . . . . . . . . . .             1,197
Maintenance and Repairs. . . . . . . . . . . . . . .             1,003
Subscriptions and Membership . . . . . . . . . . . .               746
Travelling Expenses. . . . . . . . . . . . . . . . .                19
Taxes and Licenses . . . . . . . . . . . . . . . . .             1,297
Depreciation of Property and Equipment . . . . . . .             2,909
                                                      -----------------
Total Operating Expenses . . . . . . . . . . . . . .  $         61,043

FINANCIAL EXPENSES:
----------------------------------------------------
Interest and Bank Charges. . . . . . . . . . . . . .               127
                                                      -----------------
Total Expenses . . . . . . . . . . . . . . . . . . .  $         61,170
                                                      -----------------

NET LOSS AND DEFICIT ACCUMULATED
  DURING THE DEVELOPMENT STAGE . . . . . . . . . . .  $        (60,925)
                                                      =================
NET LOSS PER COMMON SHARE. . . . . . . . . . . . . .  $        (0.0204)
                                                      =================
Weighted Average Number of Common Shares Outstanding  $      2,991,290
                                                      =================

See  accompanying  notes  to  consolidated  financial  statements.

                      GLOBAL NET CARE, INC. AND SUBSIDIARY
                      ------------------------------------
                        (A DEVELOPMENT STAGE ENTERPRISE)
                        --------------------------------
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      ------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                                                   1998 (And
                                                  Cumulative
                                                    Amounts
                                               Since Inception)
                                               -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
---------------------------------------------
Net Loss. . . . . . . . . . . . . . . . . . .  $        (60,925)
Adjustments to Reconcile Net Loss to Net Cash
Used in Operating Activities:
Depreciation. . . . . . . . . . . . . . . . .             2,909
Increase in Sales Taxes Receivable. . . . . .           (11,527)
Increase in Prepaid Expenses. . . . . . . . .           (38,436)
Increase in Deposits. . . . . . . . . . . . .           (23,971)
Increase in Accounts Payable. . . . . . . . .            25,353
                                               -----------------
Net Cash Used in Operating Activities . . . .  $       (106,597)
                                               -----------------
CASH FLOWS FROM INVESTING ACTIVITIES:
---------------------------------------------
Purchase of Equipment . . . . . . . . . . . .  $        (64,322)
                                               -----------------
CASH FLOWS FROM FINANCING ACTIVITIES:
---------------------------------------------
Issuance of Capital Stock . . . . . . . . . .  $        328,500
Proceeds of Loan from Director. . . . . . . .            74,972
                                               -----------------
Net Cash Provided by Financing Activities . .  $        403,472
                                               -----------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH . . .  $            324
---------------------------------------------  -----------------
Net Increase in Cash. . . . . . . . . . . . .  $        232,877
                                               -----------------
Cash, Beginning of Year . . . . . . . . . . .                 -
CASH, END OF YEAR . . . . . . . . . . . . . .  $        232,877
                                               =================

See  accompanying  notes  to  consolidated  financial  statements.

                                     GLOBAL NET CARE, INC. AND SUBSIDIARY
                                     ------------------------------------

                                       (A DEVELOPMENT STAGE ENTERPRISE)
                                       --------------------------------

                                       STATEMENT OF STOCKHOLDERS' EQUITY
                                       ---------------------------------

                                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                     ------------------------------------


                                                                                                    Deficit
                                                                                  Accumulated     Accumulated
                                                                                     Other        During the
                                           Comprehensive    Capital     Stock    Comprehensive    Development
                                 Total        Income         Shares     Amount       Income          Stage
                               ---------  ---------------  ----------  --------  --------------  -------------
Stock Issued in 1981. . . . .  $  1,000   $            -        1,000  $  1,000  $            -  $          -
Stock Split July 21, 1998 . .         -                -      999,000         -               -             -
Stock Issued in 1998. . . . .   327,500                -   12,100,000   327,500               -             -
Net Income. . . . . . . . . .   (60,925)         (60,925)           -         -               -       (60,925)
Other Comprehensive Income -
  Foreign Currency Adjustment       324   $          324            -         -             324             -
Total Comprehensive Income. .         -   $      (60,601)           -         -               -             -
                                          ---------------
                               $267,899                    13,100,000  $328,500  $          324  $    (60,925)
                               ---------                   ----------  --------  --------------  -------------

See  accompanying  notes  to  consolidated  financial  statements.

                      GLOBAL NET CARE, INC. AND SUBSIDIARY
                      ------------------------------------

                        (A DEVELOPMENT STAGE ENTERPRISE)
                         ------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                DECEMBER 31, 1998
                                -----------------


NOTE  1  -  HISTORY  AND  ORGANIZATION  AND  DEVELOPMENT  STAGE  OPERATIONS
---------------------------------------------------------------------------

     Global Net Care, Inc. ("the Corporation") operates Global Net Care.com, a health care oriented Internet "portal" site that provides interactive medical information to both professionals and individuals. The Corporation owns 100% of the stock of 3423336 Canada Ltd., a Canadian Company formed February 3, 1998, to develop medical web sites.

     The Corporation was organized on October 30, 1980, under the laws of the State of Florida as C.N.W. Corp. On February 1, 1981, the Corporation issued
1,000  shares  of  its  $1  par  value  common  stock  for  services  of $1,000.

     The Corporation did not have any activities until July 1998. On July 21, 1998, the State of Florida approved the Corporation's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from $1 to $0.001.

     On July 21, 1998, the Corporation changed its name to C.N.W. of Orlando, Inc. and on December 28, 1998, changed its name to Global Net Care, Inc.

NOTE  2  -  ACCOUNTING  POLICIES
--------------------------------

  Consolidation
  -------------

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, 3423336 Canada Ltd. All inter-company balances and transactions have been eliminated on consolidation.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
              ----------------------------------------------------


NOTE  2  -  ACCOUNTING  POLICIES  (Continued)
--------------------------------------------

  Translation  of  Foreign  Currencies
  ------------------------------------

     The components of the consolidated statement of operations related to the Corporation's foreign subsidiary are translated into US dollars using average currency exchange rates in effect during the period, and assets and liabilities are translated at the exchange rate in effect at the end of the accounting period. Foreign currency transaction gains and losses are included in net loss. Translation adjustments that result from translating foreign currency financial statements are included in a separate component of shareholders' equity.

  Property  and  Equipment
  ------------------------

     Property and equipment are stated at cost. Depreciation is determined using the straight-line method for financial reporting purposes, and accelerated methods for income tax purposes.

  Use  of  Estimates
  ------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE  3  -  DIVIDENDS
---------------------

     The Corporation has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
              ----------------------------------------------------

NOTE  4  -  PROPERTY  AND  EQUIPMENT
------------------------------------

                                   Accumulated       Net
                          Cost    Depreciation   Book Value
                         -------  -------------  -----------
Furniture and Equipment  $18,455  $         615  $    17,840
Computer Equipment. . .   36,725          1,836       34,889
Computer Software . . .    9,142            457        8,685
                         -------  -------------  -----------
                         $64,322  $       2,908  $    61,414
                         -------  -------------  -----------

NOTE  5  -  CAPITAL  STOCK
--------------------------

                             December 31,
                                 1998
                             -------------
Authorized:
   50,000,000 Common
   Shares of No Par Value
Issued and Outstanding:
   13,100,000 Common Shares  $     328,500

     As indicated in Note 1, the Company effected a thousand-for-one split of its common stock during 1998. In addition, the par value of the Company's common stock was changed from $1.00 to $0.001 per share and authorized shares of common stock were increased from 1,000 to 50,000,000 shares.
     During the year, the Corporation has issued 12,100,000 common shares for a cash consideration of $327,500.

NOTE  6  -  COMMISSIONS
-----------------------

     All  salaries  and  wages  are  paid  in  the  form  of  commissions.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
              ----------------------------------------------------


NOTE  7  -LEASING  ARRANGEMENTS
-------------------------------

     The  Corporation  leases  its  office space under a lease expiring in 2002.

     At December 31, 1998, future minimum rental payments required under operating leases that have initial or remaining terms in excess of one year are as follows:

1999  $116,400
2000   116,400
2001   116,400
2002    58,200
      --------
      $407,400
      --------

NOTE  8  -  INCOME  TAXES
-------------------------
     The Corporation has a net operating loss that will be applied to future years' taxable income. A deferred tax asset resulting from the tax benefit associated with the net operating loss carryforward of approximately $10,231 is net of a $10,231 valuation allowance. The net operating loss carryforward expires in 2018. The deferred tax asset valuation allowance increased by $10,231 during 1998. The Corporation has no current or deferred net income tax expense or benefit for the year ended December 31, 1998.

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 Tulita Drive                                          Office (702) 361-8414
Las Vegas, Nevada 89123                                   Fax No. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board Of Directors                                                 July 30, 1998

C.N.W. of Orlando, Inc.
Lake Mary, Florida

     I have audited the accompanying Balance Sheets of C.N.W. of Orlando, Inc., (Formerly C.N.W. Corp.), (A Development Stage Company), as of July 29, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1997, December 31, 1996, and the period January 1, 1998, to July 29, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.N.W. of Orlando, Inc., (Formerly C.N.W. Corp.), (A Development Stage Company) as of July 29, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the two years ended December 31, 1997, and December 31, 1996, and the period January 1, 1998, to July 29, 1998, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Barry L. Friedman
---------------------
Barry L. Friedman
Certified Public Accountant

                         C.N.W. OF ORLANDO, INC.
                         (FORMERLY C.N.W. CORP.)
                      (A Development Stage Company)

                             BALANCE SHEET
                             -------------
                                ASSETS
                                ------


                                       December   December
                       July 29, 1998   31, 1997   31, 1996
                       --------------  ---------  ---------
CURRENT ASSETS:        $            0  $       0  $       0
                       --------------  ---------  ---------
 TOTAL CURRENT ASSETS  $            0  $       0  $       0
                       --------------  ---------  ---------
OTHER ASSETS:          $            0  $       0  $       0
                       --------------  ---------  ---------
 TOTAL OTHER ASSETS    $            0  $       0  $       0
                       --------------  ---------  ---------
 TOTAL ASSETS          $            0  $       0  $       0
                       --------------  ---------  ---------

See  accompanying  notes  to  consolidated  financial  statements.

                             C.N.W. OF ORLANDO, INC.
                             (FORMERLY C.N.W. CORP.)
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  -------------
                       LIABILITIES AND STOCKHOLERS' EQUITY
                       -----------------------------------


                                                      December   December
                                      July 29, 1998   31, 1997   31, 1996
                                      --------------  ---------  ---------
CURRENT LIABILITIES:
 Accounts Payable                     $        2,332  $       0  $       0
                                      --------------  ---------  ---------
 TOTAL CURRENT LIABILITIES            $        2,332  $       0  $       0
                                      --------------  ---------  ---------
STOCKHOLDERS' EQUITY: (Note 1)

Common stock, $1.00 par value
authorized 1,000 Shares issued and
outstanding at:
December 31, 1996 - 1,000 shares                                 $   1,000
December 31, 1997 - 1,000 shares                      $   1,000

Common stock, $.001 par value
authorized 50,000,000 shares issued
and outstanding at
July 29, 1998 - 1,000,000 shares      $        1,000

Additional paid in Capital                         0          0          0

Accumulated loss                             - 3,332    - 1,000    - 1,000
                                      --------------  ---------  ---------
TOTAL STOCKHOLDERS' EQUITY            $       -2,332  $       0  $       0
                                      --------------  ---------  ---------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                  $            0  $       0  $       0
                                      ==============  =========  =========

See  accompanying  notes  to  consolidated  financial  statements.

                                   C.N.W. OF ORLANDO, INC.
                                   (FORMERLY C.N.W. CORP.)
                                (A Development Stage Company)

                                   STATEMENT OF OPERATIONS
                                   -----------------------


                               Jan. 1, 1998                                    Oct. 30, 1980
                                    to          Year Ended      Year Ended    (inception) to
                              July 29, 1998   Dec. 31, 1997   Dec. 31, 1996    July 29, 1998
                              --------------  --------------  --------------  ---------------
INCOME:
 Revenue                      $            0  $            0  $            0  $             0
EXPENSES:
General, Selling and
Administrative                $        2,332  $            0  $            0  $         3,332
   Total Expenses             $        2,332  $            0  $            0  $         3,332
Net Loss                      $      - 2,332  $            0  $            0  $       - 3,332
                              ==============  ==============  ==============  ===============

Net Loss per weighted share
 (Note 2)                     $      - .0023  $        .0000  $        .0000  $       - .0033
                              ==============  ==============  ==============  ===============
Weighted average number of
common shares outstanding          1,000,000       1,000,000       1,000,000        1,000,000
                              ==============  ==============  ==============  ===============

See  accompanying  notes  to  consolidated  financial  statements.

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             --------------------------------------------


                        Common Stock
                     ------------------    Additional    Accumulated
                      Shares    Amount   paid-in capital   Deficit
                     ---------  -------  ----------------  --------
Balance,
December 31, 1995        1,000  $ 1,000  $              0  $- 1,000
Net loss year ended
December 31, 1996                                                 0
                                                           --------
Balance,
December 31, 1996        1,000  $ 1,000  $              0  $- 1,000
Net loss year ended
December 31, 1997                                                 0
                                                           --------
Balance,
December 31, 1997        1,000  $ 1,000  $              0  $- 1,000
July 21, 1998
Changed par value
from $1.00 to $.001               - 999             + 999
July 21, 1998
forward stock split
1,000:1                999,000    + 999             - 999
Net loss
January 1, 1998
to July 29, 1998                                            - 2,332
                                                           --------
Balance,
July 29, 1998        1,000,000  $ 1,000  $              0  $- 3,332
                     =========  =======  ================  ========

See  accompanying  notes  to  consolidated  financial  statements.

                                        C.N.W. OF ORLANDO, INC.
                                        (FORMERLY C.N.W. CORP.)
                                     (A Development Stage Company)
                                        STATEMENT OF CASH FLOWS
                                        -----------------------


                                         Jan. 1, 1998                                    Oct. 30, 1980
                                              to          Year Ended      Year Ended    (inception) to
                                        July 29, 1998   Dec. 31, 1997   Dec. 31, 1996    July 29, 1998
                                        --------------  --------------  --------------  ---------------
Cash Flows from
Operating Activities:
  Net loss                              $      - 2,332  $            0  $            0  $       - 3,332
  Adjustment to
  reconcile net loss
  to net cash
  provided by operating
  activities                                         0               0               0                0

Changes in assets and
liabilities:
  Increase in current
  liabilities:                                 + 2,332               0               0          + 2,332
                                        --------------  --------------  --------------  ---------------
Net cash used in
operating activities                    $            0  $            0  $            0  $       - 1,000
Cash Flows from Investing activities:                0               0               0                0
Cash Flows from
Financing Activities:
  Issuance of common
  Stock for services                                 0               0               0          + 1,000
                                        --------------  --------------  --------------  ---------------
Net increase (decrease)
in cash                                 $            0  $            0  $            0  $             0
Cash,
Beginning of period                                  0               0               0                0
                                        --------------  --------------  --------------  ---------------
Cash,
End of period                           $            0  $            0  $            0  $             0
                                        ==============  ==============  ==============  ===============

          See accompanying notes to financial statements & audit report

                             C.N.W. OF ORLANDO, INC.
                             (FORMERLY C.N.W. CORP.)
                          (A Development Stage Company)
             July 29, 1998, December 31, 1997, and December 31, 1996


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE  1  -  History  and  Organization  of  the  Company

     The Company was organized October 30, 1980, under the laws of the State of Florida as C.N.W. Corp. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

     On February 1, 1981, the Company issued 1,000 shares of it's $1.00 par value common stock for services of $1,000.

     On July 21, 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from $1.00 to $0.001.

     On July 21, 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 shares to 1,000,000 shares.

     On  July 21, 1998, the Company changed it's name to C.N.W. of Orlando, Inc.

NOTE  2  -  Accounting  Policies  and  Procedures

     The Company has not determined its accounting policies and procedures, except as follows:

     1.     The  Company  uses  the  accrual  method  of  accounting.
     2. Earnings or loss per share is calculated using the weighted averaged number of common shares outstanding.
     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE 3  -  Warrants  and  Options

     There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

                             C.N.W. OF ORLANDO, INC.
                             (FORMERLY C.N.W. CORP.)
                          (A Development Stage Company)
             July 29, 1998, December 31, 1997, and December 31, 1996

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
                     ---------------------------------------

NOTE  4  -  Going  Concern

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE  5  -  Related  Party  Transactions

     The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                              GLOBAL NET CARE, INC.
                                MONTREAL, QUEBEC
                           QUARTERLY FINANCIAL REPORT
                           --------------------------
                       (CONSOLIDATED FINANCIAL STATEMENTS)
                       (UNAUDITED - SEE NOTICE TO READER)
                              AS AT MARCH 31, 1999
                (WITH COMPARATIVE FIGURES FOR DECEMBER 31, 1998)

                                TABLE OF CONTENTS
                                -----------------

                                                                            PAGE
                                                                            ----
NOTICE TO READER                                                               1
BALANCE SHEET                                                                  2
STATEMENT OF OPERATIONS AND DEFICIT                                            3
STATEMENT OF CHANGES IN FINANCIAL POSITION                                     4
NOTES TO THE FINANCIAL STATEMENTS                                          5 - 6

                                 LIZEE & COMPANY
                          CERTIFIED GENERAL ACCOUNTANT


Ron G. Lizee, B.Comm., CGA, CFP

Areas of Practice
     Financial Statements
     Auditing                                               1145 8th Street East
     Personal, Corporate & Trust Tax Consultants         Saskatoon, Saskatchewan
     Farm Tax / NISA / GST                                               S7H 0S3
     Bookkeeping / GST / Payroll                          Phone:  (306) 653-5080
     Financial / Investment Consultants                     Fax:  (306) 653-3411

                                NOTICE TO READER
                                ----------------

TO:     THE SHAREHOLDERS OF
        GLOBAL NET CARE, INC.

We have compiled this statement from information provided by the management of GLOBAL NET CARE, INC. We have not audited, reviewed, or otherwise attempted to verify the accuracy of the completeness of such information. Readers are cautioned that this statement may not be appropriate for their purposes.


SASKATOON, SASKATCHEWAN
JUNE 25, 1999                                       CERTIFIED GENERAL ACCOUNTANT

                                   GLOBAL NET CARE, INC.

                                       BALANCE SHEET
                                       -------------
                             (UNAUDITED - SEE NOTICE TO READER)
                                    AS AT MARCH 31, 1999
                      (WITH COMPARATIVE FIGURES FOR DECEMBER 31, 1998)

                                           ASSETS
                                           ------

                                                               MARCH 1999    DECEMBER 1998
                                                              ------------  ---------------
CURRENT ASSETS
Cash                                                          $   164,992   $      232,877
Sales Taxes Receivable                                             30,462           11,527
Prepaid Rent                                                       15,970           38,436
Deposit on Computer Equipment                                      39,391           23,971
                                                              ------------  ---------------
                                                                  250,815          306,811
                                                              ------------  ---------------
FIXED ASSETS, At Cost Less Accumulated Depreciation (Note 3)      116,192           61,414
                                                              ------------  ---------------
                                                              $   367,007   $      368,225
                                                              ============  ===============

                         LIABILITIES AND SHAREHOLDERS' EQUITY
                         -------------------------------------
CURRENT LIABILITIES
Accounts Payable                                              $    38,240   $       25,353
                                                              ------------  ---------------
ADVANCES FROM A DIRECTOR, Without Interest                         75,917           74,973
                                                              ------------  ---------------
SHAREHOLDERS' EQUITY
Capital Stock (Note 4)                                            564,500          328,500
Accumulated Foreign Currency Translation Adjustment                 4,822              324
Deficit                                                          (316,472)         (60,925)
                                                              ------------  ---------------
                                                                  252,850          267,899
                                                              ------------  ---------------
                                                              $   367,007   $      368,225
                                                              ============  ===============

                              GLOBAL NET CARE, INC.

                       STATEMENT OF OPERATIONS AND DEFICIT
                       -----------------------------------
                       (UNAUDITED - SEE NOTICE TO READER)
                  FOR THE THREE (3) MONTHS ENDED MARCH 31, 1999
                (WITH COMPARATIVE FIGURES FOR DECEMBER 31, 1998)


                                          (3 MONTHS)     (12 MONTHS)
                                          MARCH 1999    DECEMBER 1998
                                         ------------  ---------------
INTEREST INCOME                             $2,181          $245
                                         ------------  ---------------
OPERATING EXPENSES
 Commissions, Contracts, and Wages            183,903           16,014
 Rent                                          21,778            6,683
 Communications                                11,627            2,031
 Professional Fees                             12,083           23,233
 Registration Fees                              1,012            4,409
 Advertising and Promotion                      2,007              502
 Office Expenses                                5,606            1,197
 Maintenance and Repairs                            -            1,003
 Subscriptions and Memberships                  3,049              746
 Travel Expenses                                9,307               19
 Taxes and Licenses                                 -            1,297
 Depreciation and Fixed Assets                  6,311            2,909
                                         ------------  ---------------
                                              256,683           60,043
FINANCIAL EXPENSES
Interest and Bank Charges                       1,045              127
                                         ------------  ---------------
                                              257,728           60,170
                                         ------------  ---------------
NET LOSS                                      255,547           59,925
INCOME (DEFICIT), Beginning of the Year        60,925            1,000
                                         ------------  ---------------
INCOME (DEFICIT), End of the Year        $    316,472  $        60,925
                                         ============  ===============

                              GLOBAL NET CARE, INC.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                   ------------------------------------------
                       (UNAUDITED - SEE NOTICE TO READER)
                  FOR THE THREE (3) MONTHS ENDED MARCH 31, 1999
                (WITH COMPARATIVE FIGURES FOR DECEMBER 31, 1998)


                                       (3 MONTHS)
                                       MARCH 1999    DECEMBER 1998
                                      ------------  ---------------
OPERATING ACTIVITIES
 Net Income (Loss)                    $  (255,547)  $      (57,593)
 Add: Depreciation and Amortization         6,311            2,909
                                      ------------  ---------------
                                         (249,236)         (54,684)
Net Change in Non-Cash Items                1,942           24,059
                                      ------------  ---------------
                                         (247,294)         (30,625)
                                      ------------  ---------------
INVESTING ACTIVITIES
 Purchase of Equipment and Furniture      (61,089)         (64,322)
                                      ------------  ---------------
FINANCING ACTIVITIES
 Issuance of Capital                      236,000          327,500
 Accumulated Foreign Currency               4,498              324
                                      ------------  ---------------
                                          240,498          327,824
                                      ------------  ---------------
INCREASE (DECREASE) IN CASH               (67,885)         232,877
CASH, Beginning of the Period             232,877                -
                                      ------------  ---------------
CASH, End of the Period               $   164,992   $      232,877
                                      ============  ===============

                              GLOBAL NET CARE, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                       (UNAUDITED - SEE NOTICE TO READER)
                  FOR THE THREE (3) MONTHS ENDED MARCH 31, 1999
                (WITH COMPARATIVE FIGURES FOR DECEMBER 31, 1998)

1.     HISTORY AND ORGANIZATION
       ------------------------

The Corporation was organized on October 30, 1980, under the laws of the State of Florida as C.N.W. Corp. On February 1, 1981, the Corporation issued 1,000 shares of its $1 par value common stock for services of $1,000.
On July 21, 1998, the State of Florida approved the Corporation's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was changed from $1 to $0.001.

On July 21, 1998, the Corporation changed its name to C.N.W. of Orlando Inc. and on December 28, 1998, changed to Global Net Care, Inc.

2.     ACCOUNTING POLICIES
       -------------------

CONSOLIDATION
-------------
The consolidated financial statements include the accounts of the company and its wholly-owned subsidiary, 3423336 Canada Ltd. All inter-company balances and transactions have been eliminated on consolidation.

TRANSLATION OF FOREIGN CURRENCIES
---------------------------------
The components of the consolidated statements of operations related to its foreign subsidiary are translated to US dollars using average currency exchange rates in effect during the period and assets and liabilities are translated at the exchange rates in effect at the end of the accounting period. Gains and losses on translation are included in net income, except for the exchange gains or losses related to investments in self-sustaining foreign operations. Translation adjustments on self-sustaining foreign operations are included in a separate component of the shareholders' equity.

DIVIDENDS
---------
The Corporation has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

                              GLOBAL NET CARE, INC.

                        NOTES TO THE FINANCIAL STATEMENTS
                        ---------------------------------
                       (UNAUDITED - SEE NOTICE TO READER)
                  FOR THE THREE (3) MONTHS ENDED MARCH 31, 1999
                (WITH COMPARATIVE FIGURES FOR DECEMBER 31, 1998)

3.     FIXED ASSETS
       ------------

                                   ACCUMULATED     1999 NET     1998 NET
                           COST    DEPRECIATION   BOOK VALUE   BOOK VALUE
                         --------  -------------  -----------  -----------
Furniture and Equipment  $ 25,385  $       1,604  $    23,781  $    17,840
Computer Equipment         87,092          6,410       80,682       34,889
Computer Software          12,999          1,270       11,729        8,865
                         --------  -------------  -----------  -----------
                         $125,476  $       9,284  $   116,192  $    61,414
                         ========  =============  ===========  ===========

4.     CAPITAL STOCK

                                                             MARCH 1999   DECEMBER 1998
                                                             -----------  --------------
Authorized
-  50,000,000 common shares of no par value.
Outstanding
-  13,182,087 common shares (1,000,000 as of July 29, 1998)  $   564,500  $      328,500
                                                             ===========  ==============